UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIG 5 SPORTING GOODS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-49850	95-4388794

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2525 East El Segundo Boulevard El Segundo, California		90245

(Address of principal executive offices)	(Zip Code)

Barry Emerson (310) 536-0611

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder (collectively, the “Conflict Minerals Rule”), Big 5 Sporting Goods Corporation (the “Company”) has prepared a Conflict Minerals Report, which is filed as an exhibit to this Form SD. The Conflict Minerals Report is available and accessible through the Investor Relations section of the Company’s website at http://www.big5sportinggoods.com, free of charge, as soon as reasonably practicable after the Company electronically files such material with the Securities and Exchange Commission. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02     Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2014, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BIG 5 SPORTING GOODS CORPORATION,

a Delaware corporation

/s/ Barry D. Emerson	June 1, 2015
Barry D. Emerson Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.